Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 14, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

                                   Form 20-F        ☒     Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains the following:-

1.               News release dated October 1, 2002 entitled “VODAFONE INTEGRATES VIZZAVI WITH FULL CONTINUITY OF BUSINESS ACTIVITIES”.

2.               News release dated October 7, 2002 entitled “VODAFONE MAIL DELIVERS THE RIGHT MESSAGE FOR BUSINESS Vodafone UK launches Vodafone Mail for Professional and Easy Management of Multiple Message Formats, including Email & Enhanced Voicemail”.

3.     News release dated October 21, 2002 entitled "VODAFONE ANNOUNCES FINANCING PLANS FOR CEGETEL ACQUISITIONS".

4.               News release dated October 24, 2002 entitled “VODAFONE LIVE! EASY ACCESS TO A NEW WORLD OF COLOUR, SOUND, PICTURES AND INFORMATION”.

5.               News release dated October 24, 2002 entitled ““STRATEGY INTO REALITY” PRESENTATION LAUNCH OF VODAFONE LIVE! LAUNCH OF VODAFONE MOBILE OFFICE."

This Report on Form 6-K contains Stock Exchange Announcements dated October 1, 2002, October 11, 2002, October 21, 2002 and October 23, 2002.

2002/071

1 October 2002

VODAFONE INTEGRATES VIZZAVI WITH FULL CONTINUITY OF BUSINESS ACTIVITIES

Vodafone Group Plc (“Vodafone”) announces that it has completed the full integration of Vizzavi within the Group.

Vizzavi has been integrated into Vodafone’s Global Products and Services division as Global Content Services and will act as a central content broker providing a single Group focus point for sourcing and implementing leading content and information services for Vodafone live!

Guy Laurence, as Chief Executive, Global Content Services, will continue to head this area reporting directly to Thomas Geitner, Chief Executive, Global Products and Services. The Group will continue to take steps in reducing overlapping costs, primarily in the administrative and technology areas.

Within the seven Vizzavi subsidiaries, which exclude France, the Vizzavi name will be progressively migrated to the Vodafone brand with operations being fully integrated into the local Vodafone subsidiary.

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

2002/072

7 October 2002

VODAFONE MAIL DELIVERS

THE RIGHT MESSAGE FOR BUSINESS

Vodafone UK launches Vodafone Mail for Professional and Easy Management of Multiple Message Formats, including Email & Enhanced Voicemail

Vodafone UK today announced the launch of Vodafone Mail, an enhanced voicemail service that presents voicemail, email and fax messages in a single inbox. Targeted at one-man-band businesses through to large corporates seeking a more professional and productive voicemail service, Vodafone Mail can be accessed via any Vodafone mobile phone, wireless enabled Personal Digital Assistants (PDA’s) or the web. Access to the service is free, with usage being charged at prevailing pre-pay and contract price-plans.

Users of Vodafone Mail benefit by receiving and responding to messages irrespective of how they were originated. For example, business people on the move may ask the system to read out the contents of emails to them over their mobile phone and then respond by recording a voice message, which is attached to the email and sent back to the originator, to be played on their PC.

Russell Jones, Product Manager from Vodafone UK commented: “Vodafone Mail allows businesses to keep in touch with customers and colleagues with a reliable and time saving messaging service, helping them to remain productive even when they’re on the move.  It’s about bringing down the barriers between different technologies and providing the option of one access point to manage business critical messages more easily and efficiently. It’s about controlling your messages before they control you.”

Vodafone Mail provides a range of choices to take account of individual user preferences and the increasing range of wireless handheld mobile devices available on the market. Whether using a phone, PDA or the Web, users are notified as soon as they receive any type of message (voicemail, email or fax). Messages are delivered in a convenient format chosen by the user, no matter how they were originated (such as listening to emails being read out).  The user can then action messages in a choice of formats, create and send messages to a group of colleagues, or even obtain a paper copy by printing to a nearby fax machine.

Key Features of Vodafone Mail:

Using a Vodafone mobile phone: Just dial 242 to

-                    Manage Voicemails

-                    Listen to emails read out by the system

-                    Print emails, attachments or faxes to a fax machine

-                    Distribute voice messages to other Vodafone Mail users

-                    Reply to an email with a voice message, automatically attached to the email

Using the Web or an Intranet via a PC:

-       Manage email (e.g. view, reply, compose, forward)

-       Aggregate mail from multiple external email servers

-       Listen to and compose voice messages

-       View faxes and forward them to others

-       Compose a SMS text message

- Ends -

For further information contact:

Ben Taylor or Kay Kavanagh at Vodafone UK

Telephone: 07000 500100

E-mail: press.office@vodafone.com

VODAFONE UK

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel’s last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 325 networks in 139 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

2002/073.a

21 October 2002

VODAFONE ANNOUNCES FINANCING PLANS FOR CEGETEL ACQUISITIONS

Vodafone Group Plc (‘Vodafone’) announces today its financing plans for the proposed acquisitions of interests in Cegetel Groupe S.A. (‘Cegetel’) including details of a new €3.5bn bank term loan which matures January 2006 (the ‘Facility’) and which is available on completion of the acquisition.

On 16 October 2002, Vodafone and its wholly-owned subsidiary Vodafone AG announced an agreement to acquire BT Group plc’s (‘BT’) and SBC Communications Inc.’s (‘SBC’) entire Cegetel interests for €6.3bn in cash, and a non-binding equivalent cash offer of €6.77bn for Vivendi Universal S.A.’s (‘Vivendi’) 44% interests in Cegetel.

The Facility, which has been underwritten by six Mandated Lead Arrangers and Joint Bookrunners comprising ABN AMRO, Bank of America, Barclays Capital, Citigroup, The Royal Bank of Scotland (the Agent) and WestLB, is available for drawing provided pre-emption rights which Vivendi has over BT’s and SBC’s Cegetel interests are either waived or expire and provided the total consideration due in respect of the acquisitions in Cegetel exceeds €5bn.

Syndication to Vodafone’s core relationship banks and other selected banks is expected to commence in early November prior to the announcement of Vodafone’s interim results on 12 November 2002.

The drawn margin on the Facility is linked to Vodafone’s credit ratings over the term of the Facility. Fitch affirmed Vodafone’s stable outlook and long term credit ratings at A and short term credit ratings at F1 on 16 October 2002.  On 17 October 2002, Standard & Poor’s affirmed Vodafone’s stable outlook and long term credit ratings at A and short term credit ratings at A1 and Moody’s, although changing Vodafone’s outlook to negative, affirmed Vodafone’s long term credit ratings at A2 and short term credit ratings at P1.  Based on these current ratings, had Vodafone drawn on the Facility as of today, the interest on the Facility would have been EURIBOR plus 40 basis points.

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2002/073.a - Page 2

If Vivendi does not exercise its pre-emption rights and accepts Vodafone’s non-binding cash offer of €6.77bn for its 44% interest in Cegetel, Vodafone would pay €13.07bn in cash to increase its interest in Cegetel to 100%.  In addition to the €3.5bn Facility, Vodafone currently has over €8 billion of cash available and, in the event it purchases all remaining interests in Cegetel, expects to raise further funding using its existing US dollar and Euro commercial paper programmes, which are supported by an undrawn $11.025bn revolving credit facility. Vodafone currently has approximately €3bn of total commercial paper outstandings.

Vodafone does not need to raise funds in the bond markets to finance these acquisitions.  On 18 October 2002, Vodafone cancelled $174m of its $1,750m February 2005 dollar bond that had previously been repurchased.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

NOTES TO EDITORS

Vodafone’s core relationship banks are the 35 participants of the existing $11.025bn revolving credit facility.

2002/074

24 October 2002

 VODAFONE LIVE!

EASY ACCESS TO A NEW WORLD OF COLOUR, SOUND,

PICTURES AND INFORMATION

Vodafone UK today sets a new standard for future mobile communications. Under the banner of Vodafone live!, for the first time customers have access to a combination of colour, sound, pictures and information on the very latest handsets via an easy-to-use, colour, icon-based menu.

As significant as the switch from black and white to colour televisions, Vodafone live! brings together the best technology, games, ringtones, information and services on offer today.  Using Vodafone’s unique interface, customers can access the range of services simply at the touch of a single button.

On sale from Friday 25 October, Vodafone live! also heralds the introduction of picture messaging for both pay monthly and pay as you talk customers, a first amongst the UK networks.

Designed to meet the real needs of customers, the gateway to Vodafone live! and its services is through the unique colour live! menu. By clicking on one of 8 icons, customers can transport themselves into a world of downloadable arcade games, information, images and polyphonic ringtones.

FREE PROMOTION

There is no separate monthly charge for Vodafone live!, but as an introduction to the new service, and in particular picture messaging, both picture messaging and browsing the extensive content will be free for the next three months.  From February 2003, customers will be charged 36p per picture message.

UNIQUE RANGE OF HANDSETS

Vodafone live! will be available on a range of handsets, costing from £199.99, including the Sharp GX10 (exclusive to Vodafone), Panasonic GD87 and Nokia 7650. The Sharp boasts a specially developed ‘hot button’ for rapid access to the Vodafone live! menu, a built-in camera, high-quality colour screen, polyphonic sound and the best gaming experience available on a mobile phone. Its large screen which boasts twice as many colours as those in a Gameboy’s, easy-to-use keypad, realistic noises and ‘rumble’ facility ensures that mobile gaming is challenging and realistic.

The Sharp comes with 4 pre-loaded games, including the exclusive Stormy Sight, with a further 60 available to download at launch costing up to £5 per game, including many from leading games designers. Once a game is downloaded, it is the customer’s to keep and play for as long as they want.

“This is Vodafone’s most important launch — unprecedented in our history,” says Gavin Darby, CEO of Vodafone UK. “Vodafone live! heralds a new era of mobile experiences and is a groundbreaking development in the way in which we use mobile phones.  This is a unique approach, making it simple and hassle-free for customers to access a wealth of colourful information and entertainment.  We are setting a new benchmark for the industry with the Vodafone live! approach, whilst providing the foundation for the services of the future for our customers.”

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2002/074 - Page 2

For a demonstration of Vodafone live! or for further information, customers should go either to a Vodafone Store (from 25 October) or visit Argos, Carphone Warehouse, Comet, The Link, Phones 4U and other selected Vodafone stockists (from 1 November). Alternatively they can log on at  www.vodafone.co.uk/live.

-ends-

FOR MORE DETAILED INFORMATION READ ON……..

Notes to Editors

Vodafone live! unique Menu

This is a revolutionary, yet simple way for customers to access an endless pool of information and fun. Customers can click on one of 8 icons on the Vodafone live! menu, developed by Vodafone, and find themselves in a world of pictures, games, information and ringtones — downloadable there and then.

Live! handsets

Vodafone live! will exploit the latest mobile phones with built-in cameras.  Exclusive to Vodafone is the GX10 from Sharp which boasts a high-quality, 65,000 colour screen, built-in camera, picture messaging capability, arcade-style games and a hot button through to the Vodafone live! menu. Other phones in the initial Vodafone live! range include the Panasonic GD87 and the Nokia 7650.   Vodafone customers with WAP-enabled phones, but not phones in the live! range, will also have access to live! content, although the service will not be as easy to use.

Pay as you talk

The Sharp GX10 and Vodafone live! will also be available on pay as you talk, making Vodafone the first to launch picture messaging for pre-pay customers in the UK.

Buying Vodafone live!

Customers do not have to ‘sign up’ to Vodafone live! All phones in the Vodafone live! range will be ready to use the service straight out of the box.  So pay monthly customers simply need a voice and GPRS price plan and can then pick and choose which services they use as they go, paying per event.  The same applies for pay as you talk customers, charged at pre-pay rates.

Picture Messaging

Picture messaging couldn’t be simpler. All the Vodafone live! recommended handsets have built-in cameras — so point, shoot and send.  You can even attach a personalised text or voice message then e-mail or pix a friend for only 36p or just send an extra long text for 15p.

Games Arcade

Through the new Vodafone live! menu it couldn’t be easier to download a new colour arcade-style game.  Go to the ‘downloads’ icon and click through to the games arcade. Once you’ve decided which one you want, the menu tells you its price and the size of the file before you actually buy it so you know how much will be added to your bill or deducted from your pay as you talk credit.  Once downloaded the game is yours to keep and play as often as you like.

Ringtones

The big noise in mobile phone sound has arrived.  With over 1,300 polyphonic ringtones available to download through Vodafone live! customers will be able to find a tune that not only suits their mood or personality, but it will sound like it should. They’ll find hits from top artists in a wide range of music styles, also including Top 10 Chart updates and movie themes, at a cost of £2.50 each.

2002/074 - Page 3

More fun + info…

Click on this and it’ll take you through to even more fun and information. Now you can experience fantastic full colour pictures to go along with your news, sports and entertainment stories. Instead of reading about “that dress” (or lack of it) at last night’s premiere, see it and judge for yourself.

You’ll find the richest selection of content available today from content providers including News International, Reuters, EMAP, BBC Magazines, Russell Grant, Time Out, 6 Foot Offshore surfing news, lastminute.com, and you can even buy books, CDs and DVDs direct from your phone.

Vodafone Mail

With Vodafone’s enhanced voicemail service, you can be in control of your email and voicemail through your mobile phone wherever you are. By setting up a single mailbox address you will be sent a text when you’re sent any kind of message.   Then customers via the Vodafone live! menu or by dialling 242 can edit, compose, forward or delete messages. With Vodafone Mail you have the tools and the opportunity to transform the way you manage your messages.

Vodafone Messenger

With the launch of Vodafone live! we also see the launch of Vodafone Messenger, an instant messaging service.  With all your friends or family simultaneously ‘on line’ and mobile you can text-chat at the same time, wherever you are.

Service and Content Prices

When customers are downloading they will be charged for transferring the data and the cost of the games or image.  For example, to download the live! homepage will cost from between 1.5p (GPRS select tariff) to 12.7p (pay as you talk).

Polyphonic ringtones, games arcade, wallpaper and screensavers are all charged using m-pay.  New m-pay means there’s no need for customers to register. They simply browse, listen or view, price check and then buy. While downloading, the cost will be charged direct to their bill or deducted from their pay as you talk credit.

Live! Service	Price
Accessing the Vodafone live! Menu	As per GPRS price plan
Send a Picture Message*	36p
Long Text Message**	15p
Polyphonic Ringtones	From £2.50
Games Arcade	£1, £3, £5 (some are free)
Wallpaper	£2.00
Screensaver	£2.50
Vodafone Messenger	As per GPRS price plan

*   upto 30 Kbytes in size      **  up to 1 Kbyte in size

Calls to Vodafone Mail will be charged at the standard voicemail rate.

2002/074 - Page 4

Handset Pricing

Phone	Pay monthly	Pay as you talk
Sharp GX10	£199.99	£349.99
Panasonic GD87	£229.99	Not available
Nokia 7650	£229.99	Not available

Pay monthly customers will be able to spread handset payments over 10 months.  For example buying the Sharp GX10, customers will make a first payment of £19.99, then 9 instalments of £20.00.

For further information contact:

Vodafone UK Public Relations Team

Telephone: 07000 500100

E-mail: press.office@vodafone.com

VODAFONE UK

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel’s last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 325 networks in 139 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

Ends

2002/075

24 October 2002

“STRATEGY INTO REALITY” PRESENTATION

LAUNCH OF VODAFONE LIVE!

LAUNCH OF VODAFONE MOBILE OFFICE

Vodafone Group Plc (“Vodafone”) today announces in a presentation* to financial analysts and media how Vodafone is positioning the organisation to deliver growth in the next stage of its strategic development through the launch of it’s consumer offering, Vodafone live!, and it’s business offering, Vodafone Mobile Office.

Vodafone live!, Vodafone’s consumer proposition, is now being launched in Germany, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and the UK, with Australia, Greece and New Zealand to follow in the New Year.  Vodafone live! Brings a new world of colour, sound and pictures to Vodafone’s customers through an easy to use colour menu, accessed from integrated camera phones.  Wherever and whenever they wish customers will be able to take and send picture messages, download and play the latest mobile games and polyphonic ringtones, send and receive voice, text and e-mails, explore instant chat with friends and get the information they want.  Vodafone live! Will deliver an increasing range of mobile services to Vodafone customers.

Vodafone’s business proposition is Vodafone Mobile Office.  This will deliver a portfolio of services designed for today’s global and mobile business environment.  Vodafone Mobile Office’s first product, Vodafone Remote Access, will be available from November.  This will enable customers to remote access their corporate LAN wherever they are.  It will provide an end-to-end solution between a remote laptop or PDA and a secure LAN in an easy to use way.  The service will be marketed and sold through Vodafone’s direct sales organisation.

Both customer propositions demonstrate how Vodafone is creating service differentiation by delivering easy to use services through its customer focused marketing.  Vodafone believes it is in an excellent position to deliver this market approach through its scale and scope, bringing together its networks, relationships with manufacturers, its technology platforms and its global brand.

Vodafone’s consumer and business propositions lay the foundations for Vodafone’s next stage of growth.  All data services will be accessed initially over 2.5G and, after launch, on Vodafone’s 3G networks.  3G networks and devices will allow Vodafone to deliver more and faster services, through Vodafone live! And Vodafone Mobile Office.

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2002/075 - Page 2

Thomas Geitner, Chief Executive Global Products and Services, commented:  “As a result of these initiatives, I believe that we are better positioned than ever to fulfil our vision of making Vodafone the world’s leading mobile brand - a brand offering complete service delivery to our customers.”

Sir Christopher Gent, Chief Executive added: “Vodafone is changing the mobile market.  Customers are not interested in buying the underlying technology of mobile services.  They want applications, services and content that are affordable and easy to use.

“In Vodafone live! and Vodafone Mobile Office, we have created not only a range of value added services that will enrich our customers’ lives, but also the foundations for the next stage in Vodafone’s strategic development.”

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

John Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

NOTES TO EDITORS:

Vodafone Strategy

In 1997, Vodafone established a strategy aimed at achieving global leadership in the field of mobile telecommunication services, and consequent sustained competitive advantage intended to achieve enhanced long term returns for its shareholders.  That initial strategy was based upon a growth plan of three elements: accelerated customer growth; geographic expansion and new service development.

Eighteen months ago, Vodafone realigned its strategy, following a period of strong customer growth and to reflect both the development of the industry and the progress the business had made:

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2002/075 - Page 3

•                  Creating revenue growth through increased marketing focus on Vodafone’s established high quality customer base

•                  No longer expanding into new geographic markets but using Vodafone’s established scale and scope to extend the financial and commercial benefits of operational leadership

•                  Extending Vodafone’s service differentiation by investing in, and delivering, a Vodafone branded, easy to use, customer service proposition

Improved marketing to Vodafone’s customer base is now a key business driver.  Vodafone’s entire organisational approach is focused on customers and the applications they want to use.  To this end, Vodafone has conducted extensive research to determine what services customers require and how they want them delivered.  As a result, Vodafone has created fully branded, easy to use, customer service propositions.  Vodafone’s approach means that customers can now access services through easy to use Vodafone branded menus.

To achieve this, Vodafone has worked much more closely with its suppliers to implement what customers want.  It has built global technology platforms which seamlessly deliver services to its customers and it has created a global brand, which it believes will engender trust and customer loyalty and a significant service differentiation in the market.

* The slides from this presentation are available from:

www.vodafone.com/investor/presentations_other.htm

For further consumer based information about Vodafone live! call the Vodafone UK Press Office on: 07000 500 100 or visit www.vodafone.co.uk/live

Cautionary Statement regarding forward-looking statements

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives with respect to these items.

In particular, forward-looking statements include statements with respect to Vodafone’s expectations as to field trialling, launch and roll-out dates for products and services, including 3G services and Vodafone live! and Vodafone Office, the ability to integrate our operations, including the implementation of Vodafone live! and Vodafone Office throughout the Group in the same format and on the same technical platform, the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services, the completion of Vodafone’s brand migration programme, growth in customers and usage, including improvements in customer mix, mobile penetration rates, future performance, expectations with respect to long-term shareholder value growth, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future.

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There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to: greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; lower than expected impact of GPRS, 3G and Vodafone live! and Vodafone Office on the Group’s future revenues, cost structure and capital expenditure outlays; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers and greater than anticipated prices of new mobile handsets; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the Group’s ability to realize expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies, the completion of the Group’s brand migration programme and the consolidation of IT systems; future revenue contributions of both voice and non-voice services offered by the Group; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and Vodafone Office in new markets; and the possibility that new, unexpected strategic opportunities may arise in the next two to three years, the pursuit of which could be in the best interests of Vodafone’s shareholders and that future acquisitions we believe to be in the best interests of Vodafone’s shareholders may have a negative short or medium-term impact on one or more of the measurements of our financial performance.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” on pages 29 and 30 of Vodafone’s Annual Report & Accounts and Form 20-F for the year ended 31 March 2002. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:44

1 October 2002

RNS No: 9202B

1 October 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by The Share Centre, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 30 September 2002, through reinvestment of tax reclaims, Mr K J Hydon, director of the Company, acquired 583 ordinary shares and Mr J M Horn-Smith, director of the Company, acquired 47 ordinary shares of US$0.10 each in the capital of the Company at 83.75 per share.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:01

11 October 2002

RNS No: 3932C

11 October 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 11 October 2002 by Mourant ECS Trustees Limited that on 10 October 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 93p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	270
Mr J M Horn-Smith	268
Mr K J Hydon	268

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14.06

23 October 2002

RNS No: 8618C

23 October 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by NatWest, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 21 October 2002, through cash dividend reinvestment, Mr K J Hydon and Mr J M Horn-Smith, directors of the Company, acquired 3 ordinary shares each of US$0.10 each in the capital of the Company, respectively, at 99p per share.

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2002		By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary